July 2, 2009

Karl Hiller
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Petro Resources Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 31, 2009 File No. 001-32997

Dear Mr. Hiller:

This will respond to the staff’s letter dated June 22, 2009 to Petro Resources Corporation (the “Company”).  We have reviewed your questions related to the above filing and offer the following answers to your questions.

Form 10-K for the Fiscal Year Ended December 31, 2008 Financial Statements

Financial Statements

Note 9 — Minority Interest, page F-17

Question

1.           We note that you have accounted for the interests granted through the equity participation agreements with the original lenders of the Williston Basin acquisition as minority interests in the PRC Williston subsidiary. Although you indicate that these interests provide the lender rights to 12.5% of all distributions made to the owners of PRC Williston, it is unclear if the interests represent an ownership interest in the subsidiary or a claim on its underlying net assets. Further, your characterization of PRC Williston as "wholly owned" appears inconsistent with the application of minority interest accounting generally. Please tell us how you have determined that the 12.5% participation interest represents an ownership interest in the PRC Williston subsidiary and how your accounting for minority interest complies with paragraph 25 of ARB 51.

Answer

PRC Williston LLC (“PRC”) is a Delaware limited liability company.  All of the outstanding membership interests in PRC are owned by the Company. At the time of the Williston Basin acquisition, the Company caused PRC to enter into participation agreements with two members of the lender group who originally financed the Williston Basin acquisition. Under the participation agreements, the two participants are entitled to an aggregate 12.5% of all distributions of cash or assets from PRC; however, they did not become members of PRC and were not provided the other rights associated with an owner of a limited liability company, such as voting rights.  Because the two participants in effect hold 12.5% of the economic rights associated with an equity interest of a limited liability company, the Company treats the  participation interests as minority interests in consolidation. The minority interests were recorded based on PRC Williston LLC’s equity amount and the percentage of the economic rights  owned by the two participants (12.5%) in accordance with Paragraph 25 of ARB 51.

We referred to PRC Williston LLC as a wholly-owned subsidiary of the Company because PRC legally has only one class of LLC membership interest and all outstanding interests are held by the Company. We also clearly state that the two participants have the right to receive 12.5% of all distributions of cash and assets.  We believe that our past disclosure is accurate and provides a concise understanding of our interests in PRC.

Note 14 — Supplemental Oil and Gas Disclosures, page F-23

Question

2.           You state that you have calculated income tax expense for purposes of determining your standardized measure of estimated future cash flows ("SMOG") "using expected future tax rates and giving effect to tax deductions and credits available...which relate to oil and gas producing activities". Please further describe the tax deductions and credits that you have factored into your determination of estimated tax expense in your calculation of SMOG and tell us how these deductions comply with the paragraph 30(e) of SEAS 69.

Answer

The tax deductions related to proved reserves were computed as follows:

The Company has tax loss carry-forwards of $39,588,575 as of December 31, 2008 that are related to oil and gas properties. The Company also has $11.5 million in tax basis that will be deducted in future years. Therefore, the federal income tax was computed as follows:

Future cash inflows	$109,100,043
Production costs	(48,971,580)
Development costs	(15,341,803)
Tax loss carry-forwards	(39,588,575)
Tax basis in proved properties that will be deducted in the future	(11,541,162)
Net taxable income (loss)	$(6,343,077)

As a result, there was no income tax provision due to the tax losses as calculated above.

Question

3.           Paragraph 30(c) of SFAS 69 requires the use of year end statutory tax rates with consideration of future tax rates already legislated in the calculation of SMOG. Given this, please explain your basis for using "expected future tax rates".

Answer

The Company used 34% as the year end statutory tax rate.  The Company stated “income tax expense has been computed using expected future tax rates and giving effect to tax deductions and credits available, under current laws, and which relate to oil and gas producing activities”.  The phrase “under current laws” was intended to modify “expected future tax rates”. The Company will not refer to “expected future tax rates”  in future filings.
Engineering Comments

Financial Statements

Note 9 — Minority Interest, page F-17

Question

4.           We understand that you have granted a 12.5% minority interest to the Williston Basin acquisition lenders. With a view toward possible disclosure, please explain whether you have reduced your claimed proved reserves in the property by this equity participation. We may have additional comments.

Answer

The two lending participants have an economic position in PRC Williston LLC that entitles them to receive 12.5% of cash distributions made from PRC Williston LLC.  PRC Williston LLC continues to own 100% of the reserves in the Williston Basin as disclosed in the 10K filing.   Based on the requirement of SFAS 69, we have not reduced our reserves by the 12.5% minority interest participation. We realize that we did not disclose such a fact and will therefore disclose the minority interest in the SFAS 69 disclosure in the future filings.

Note 14 — Supplemental Oil and Gas Disclosures (Unaudited), page F-22

Total Proved Reserves, page F-23

Question

5.           The guidance in SFAS 69, paragraph 11 requires "appropriate explanation of significant changes" in the disclosure of proved reserves. For example, we would anticipate detailed explanation of the changes you report for "Purchase or reserves in place" and "Improved recovery" in 2007; and for "Extensions, discoveries and other additions" and "Revisions of previous estimates" in 2008.

Answer

Below are the specific reasons for the changes in standardized measure.  We will add such explanations in our future filings with SEC.

2007
“Purchase of reserves in place” is related to the Company’s purchase in February 2007 of 15 North Dakota Fields, which at closing was estimated to be 1,370.0 Bbls of oil and 1,064.3 MMcf of natural gas. “Improved recovery” occurred in the North Dakota fields due to continued injection as well as the addition of several new injection wells. Field wide bottom hole pressure increases, and production increases on a per well basis, were observed in several unitized fields. In the Mohall Unit, these increases resulted in moving 708.5 MBbls of reserves from the probable category, to the proved undeveloped category.

2008
For 2008, the Company’s “Extensions, discoveries and other additions” are comprised of successful drilling efforts in the Company’s Cinco Terry field located in the Permian Basin, as well as its East Chalkley field located in South Louisiana. The bulk of these reserve additions came from the 58 new wells drilled at Cinco Terry resulting in an increase of 611 MBbls of oil and condensate, and 2,084 MMcf of natural gas. The remainder is attributable to East Chalkley.

“Revisions of previous estimates” is a result of lower commodity prices decreasing the economic life of the Company’s North Dakota proved reserves from 2007.

Future Net Cash Flows, page F-23

Question

6.           We note that the estimated future unit production cost in the 2008 standardized measure of $15.71/BOE ($48,972/3118 MB0E) is significantly lower than your historical 2008 unit production cost, which you disclose as $25.78/BOE on page 26. There appears to be no such difference between your 2007 figures.

Please furnish to us a spread sheet comparison between the principal components of your realized 2008 production costs and those you have projected; and submit an explanation for all material differences in these amounts.

Answer

The reduction in forecast unit production cost is a result of two things:

First, the Company’s successful drilling program in low cost production unit areas, particularly in its Cinco Terry area, where reserves on an equivalent basis are now equal to the North Dakota properties, has significantly reduced corporate unit production cost.  This is forecast to increase in subsequent years. (14,867 M$ / 1478 MBOE = 10.05 $/BOE)

Secondly, after finalizing the 2007 year-end reserve report for the Company’s North Dakota properties, management noted a significant increase in unit production cost as compared to the original February 2007 reserve report. After requesting additional information from the operator, it was found that approximately 30% of the costs should be categorized as non-recurring (i.e. unitization expenses, tank battery centralization, environmental upgrades, metering relocation, major road repairs, etc.). Recognition of these one-time costs reduced unit production costs.  Further it was noted, that about 50% of the unit production cost was fixed at the unit level and the remainder attributable to the individual wells. This process better models the actual unit production cost for adding reserves (wells), and was utilized in the 2008 year-end reserve report. (30,753 M$ / 1454 MBOE = 21.15 $/BOE)

The Company’s Williston Basin and Cinco Terry (Permian Basin) properties are approximately equal in reserves and together total approximately 94% of the Company’s proved reserves.  Therefore, the estimated forecasted development costs of $10.05 per BOE in the Permian Basin and $21.15 per BOE in the Williston Basin yield an estimated future unit production cost of $15.71 per BOE as reflected in the number shown in the 2008 Form 10-K.

	Breakdown of North Dakota LOE by Month
MONTH	Sum of Recurring Exp	Sum of Non-Recurring Exp
Jan-08	$264,462.09	$129,082.68
Feb-08	$213,235.45	$65,046.62
Mar-08	$248,528.15	$67,648.78
Apr-08	$220,730.95	$87,122.54
May-08	$244,317.90	$103,713.30
Jun-08	$232,176.68	$88,509.34
Jul-08	$221,435.45	$132,861.27
Aug-08	$190,175.32	$64,069.76
Sep-08	$230,855.61	$182,864.13
Oct-08	$224,926.16	$165,570.65
Nov-08	$214,931.50	$81,935.21
Dec-08	$238,335.69	$70,789.72
Grand Total	$2,744,110.96	$1,239,213.99

The reference on page 26 to a cost of production value of $25.78 per BOE includes recurring and non-recurring cost.

The Company has endeavored to fully respond to the staff's comments set forth in its June 22, 2009 letter.  Please be advised that the Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any additional questions or comments.

Sincerely,

Petro Resources Corporation

By: /s/ Gary C. Evans
      Gary C. Evans
      Chairman